<EXHIBIT 1>

400 Chestnut Ridge Road Seagoe Industrial Estate

Woodcliff Lake, NJ 07677 Craigavon BT63 5UA

201-930-3300 United Kingdom

44 (0) 28 3833 4974

N E W S R E L E A S E

CONTACTS:

Barr Laboratories, Inc.

Carol A. Cox Tel: 201-930-3720

Email: ccox @ barrlabs.com

Galen Holdings PLC

David Kelly Tel: 44 (0) 283 833 4974 ext. 3449

Sr. Vice President, Finance and Planning

Financial Dynamics Tel: 44 (0) 207 831 3113

Jonathan Birt / Francetta Carr

Barr and Galen Sign Letters of Intent for Barr to Acquire Exclusive Rights to Galen's Loestrin (R) Oral Contraceptive Product

Parties Resolve Outstanding Patent Challenges on Estrostep (R) and femhrt; Galen to Receive Option to License Barr's Generic Ovcon (R) Oral Contraceptive

Woodcliff Lake, NJ and Craigavon, Northern Ireland - September 11, 2003- Barr Laboratories, Inc. (NYSE-BRL) and Galen Holdings PLC (LSE: GAL.L, NASDAQ-GALN) today announced that they have signed a letter of intent for Barr to acquire from Galen the exclusive rights in the United States and Canada for Loestrin (R) and Loestrin (R) FE oral contraceptive products. The proposed transaction also would include a settlement of pending litigation between Barr and Galen regarding Galen's femhrt (R) hormone therapy and Estrostep (R) oral contraceptive products that would allow Barr to launch generic versions of those products six months prior to patent expiry.

Under the terms of a separate letter of intent, Barr would grant Galen an option to acquire an exclusive license for Barr's generic version of Galen's Ovcon (R) 35 oral contraceptive. Barr has a pending Abbreviated New Drug Application (ANDA) for the 0.4 mg norethindrone/35 mg ethinyl estradiol 21-day and 28-day generic Ovcon (R) products.

These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions, including Hart-Scott-Rodino antitrust review and final approval by the Boards of Directors of both Barr and Galen. Barr and Galen expect to close the transaction by December 31, 2003.

"These agreements would add a significant new product to Barr's growing portfolio of oral contraceptive products," said Bruce L. Downey, Barr's Chairman and Chief Executive Officer. "It also would allow both parties to resolve pending patent litigation in a way that will ensure Barr can bring alternative femhrt (R) and Estrostep (R) products to market prior to patent expiration, which will benefit our female healthcare products consumers."

Commenting on the announcement, Roger Boissonneault, Galen's Chief Executive Officer said, "This is a good deal for both companies. We would exchange a non-core asset for significant value and for a fair resolution of outstanding patent issues. While we remain confident in the strength of the Estrostep (R) and femhrt (R) patents, this transaction would allow us to remove the uncertainties inherent in any litigation. In addition, the acquisition of a generic Ovcon (R), along with introduction of our Ovcon (R) line extension, will enable us to continue to grow this important asset."

Loestrin (R) Product Rights and Patent Challenge Settlement

Under the terms of the letter of intent, Barr would acquire from Galen the exclusive rights to manufacture and market Loestrin (R) products in the United States and Canada. Also under the letter of intent, Galen would grant Barr a non-exclusive license to launch a generic version of femhrt (R), six months prior to the expiration of the patent on femhrt (R). Galen would also grant Barr a non-exclusive license to launch a generic version of Estrostep (R), six months prior to the expiration of the patent on Estrostep (R). Finally, Barr would receive an exclusive royalty bearing license to develop certain oral contraceptives under a patent owned by Galen. In consideration of these rights and assets, Barr would make a one-time payment to Galen of approximately $45 million.

Option Agreement Related to Ovcon (R) Oral Contraceptive

Under the terms of the exclusive option agreement, Barr would grant Galen an option to acquire an exclusive license under Barr's ANDA for Ovcon (R) 35, which is currently pending at the U.S. Food & Drug Administration (FDA). Within 30 days of FDA approval of Barr's ANDA for Ovcon (R), Galen would have the right to exercise its option. If Galen chooses to exercise the option, it would be granted a five-year exclusive license under Barr's ANDA to sell the product. At the end of the five-year term, Barr would grant Galen a non-exclusive license to continue selling the product. In consideration of this transaction, Galen would make a $1 million payment to Barr at the time of the grant of the option and a $19 million payment to Barr at the time the exclusive license agreement is signed.

Barr Laboratories, Inc. is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals.

Galen is an international pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. The Galen group of companies develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the group's sales and marketing divisions in the UK, Ireland and the US.

Safe Harbor Statement: To the extent that any statements made in this report contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as "expects," "plans," "will," "may," "anticipates," "believes," "should," "intends," "estimates," and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include: the difficulty in predicting the timing and outcome of legal proceedings, including those relating to patent challenge settlements and patent infringement cases; the difficulty of predicting the timing of U.S. Food and Drug Administration, or FDA, approvals; court and FDA decisions on exclusivity periods; the ability of competitors to extend exclusivity periods for their products; market and customer acceptance and demand for our pharmaceutical products; reimbursement policies of third party payors; our ability to market our proprietary products; the successful integration of acquired businesses and products into our operations; the use of estimates in the preparation of our financial statements; the impact of competitive products and pricing; the ability to develop and launch new products on a timely basis; the availability of raw materials; availability of any product we purchase and sell as a distributor; the regulatory environment; fluctuations in operating results, including spending for research and development, sales and marketing and patent challenge activities; and, other risks detailed from time-to-time in our filings with the Securities and Exchange Commission. Neither Barr nor Galen undertakes any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

[EDITOR'S ADVISORY: Barr Laboratories, Inc. news releases are available free of charge through PR Newswire's News On-Call fax service. For a menu of Barr's previous releases, or to receive a specific release via fax call: 800-758-5804 -- ext. 089750. Barr news releases and corporate information are also available on Barr's website (www barrlabs com). For further information on Galen, please visit www galenplc com. Loestrin (R), Loestrin (R) FE, femhrt (R), Estrostep (R) and Ovcon (R) are registered trademarks of Galen (Chemicals) Limited.]

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